Invest in Me In 3

Video Profiles help you get to know your candidates before you see their resume



Softwere | Technology | B2B | Artificial Intelligence | Recruiting

MEIN3.COM TULSA OK

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Why you may want to invest in us…

1   950% growth in user base over past 6 months

2   Founded by an experienced management team with a history of successful exits

3   $20 Billion Total Addressable Market – fastest growing segment in HR tech

4   COVID 19 significantly increases the demand for a video based hiring platform

5   Users in over 45 states

6   Platform for attaining Diversity and Inclusion goals

7   Fully developed Software as a Service platform

8   Viral market where a single user creates a multiple of additional new users

Why investors ❤ us

WE'VE RAISED $434,627 SINCE OUR FOUNDING



I believe in the product and understand the capabilities that Me In 3 can provide to employers and employees, alike. The Me In 3 platform serves to demonstrate the 4 intrinsic values that companies look for when hiring effective employees. These values are not easily demonstrated in a conventional, "paper" resume. They are like-ability, trustability, brand and Image. All of which require a deeper dive into the communication and personal skills sets, necessary to make good hiring decisions.

Carter Maxey President: GC Capital LLC.

LEAD INVESTOR   INVESTING $1,000 THIS ROUND & $25,000 PREVIOUSLY



I known Markus for may years and he is very innovative and smart. this is a great idea, and my company will use this service to hire.
Beau Brown ☆



Markus is highly innovative and driven with his approach to marketing management!
Mark W Jennings ☆
long time business owner.

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Our team





Brett Williams
President/Cofounder
Technology Solutions Executive with years of experience in managing teams, implementing solutions, leading organizations and getting projects and organizations started from the ground up. History of building companies and successful exits.
(in)



Tracy Poole
Vice President/Partner/Cofounder
Tracy Poole is an attorney with over 25 years' experience in complex commercial transactions, M&A, financing, energy and venture capital disciplines. The former General Counsel of an energy related hedge fund.
(in)



Chris Wright
Partner/Cofounder
Ph.D. Industrial and Organizational Psychology. Founder of multiple successful software companies. Co-founder, President and CEO of Reliant (www.reliantlive.com). Chris lead the development of Reliant's Talent Management software and solutions.
(in)



Bryan Brown
Partner/Cofounder
Bryan has had a successful 17-year career in healthcare serving in multiple leadership, administrative and sales roles.
(in)



Jim Barsness
CFO
A highly accomplished finance executive with more than 10 years of progressive experience across a broad range of industries and company sizes.
(in)



Markus Engelke
Founder
Markus Engelke is the Founder of Mein3.com. A creative visionary who specializes in business development and problem solving.
(in)

In the news



Oklahoma Software Companies Create Free Solution to Assist Displaced Workers

TULSA, Okla., March 25, 2020 /PRNewswire/ -- While forced business closures cause hundreds of thousands of layoffs in the restaurant industry, two Oklahoma-based work tech software companies are

September 25, 2020 @ prnewswire.com

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Downloads

📄 Screen Shot 2020-09-25 at 11.45.22 AM.png
📄 MeIn3 Investor Presentation v10.1 wov.pdf

The Me in 3 Story

The traditional hiring process sucks

Marcus Engelke originally came up with the idea for Me in 3 when he was trying to hire a sales representative for his wife's interior design company. He was looking for someone who had exceptional personality and people skills but he had no way of determining those things based on the resumes being submitted by applicants. He knew there had to be a better way than the antiquated old process of reviewing resumes.

The resume is outdated as a way to screen

Markus presented the idea of a video screening platform to Tracy, Bryan and Brett. Those 3 had also lived the same frustrations when they were hiring key employees. All 3 of them recalled times they had seen a great resume, invited a candidate in for an interview, and then knew 2 minutes into the interview, it was a waste of time. They also knew that they had likely missed out on a stellar candidate who didn't get an invitation to interview due to a poorly written resume. Often, soft skills are as important, if not more important than the hard skills found on a resume.

The 4 began working on what would become Me in 3.

Bring in an Expert

To round out the team, we wanted to find an expert in the Human Resources field who could help guide the science behind Me in 3. Chris Wright, with a Ph.D. in industrial and organizational psychology and a track record of building software companies, was the perfect fit. Dr. Wright immediately saw value in the project and began offering incredible insight into the product roadmap.

Initial research showed us there were very few companies using video screening in the hiring process so the team set out to design and develop a software as a service platform to solve the problem.



What is Me in 3?

Me in 3 is a video based platform that connects employers with potential candidates. It's a game changer! We make hiring personal again and go beyond a resume. With Me in 3 employers get a glimpse, a real impression, of who their applicants are very early in the process. And, job seekers have a chance to showcase themselves, share their goals, ambition and their personality. Employers save time by selecting better candidates faster and job seekers finally have a chance to stand up and stand out from the crowd.



Hiring Managers can get to know their candidates before they even see a resume.

Job Seekers can Be Seen. Be Heard. Get Hired.

Why invest in Me in 3?

We've been able to hit a number of big milestones over the past 6 months and feel that this raise will help us accelerate our growth.





Over the past 6 months we've:

- Fully developed an operational Software as a Service platform

- Organically grown our user base by 950%

- Increased our active user base across 45 states

In the next 6 months we're looking to:

- Continue to exponentially grow our user base

- Launch additional premium services

- Develop additional integrations and partnerships with industry leading applicant tracking systems

Customer feedback has been incredible. We are ready to expand to the rest of the world and that's why we need your help. In order to reach the most customers in the shortest amount of time, we need to raise money to spend on our sales and marketing plans



It's time for exponential growth!

2020 has provided the world with a number of significant challenges. It's also created an even greater need for the Me in 3 platform. With the **COVID 19 pandemic**, there are more job seekers looking for jobs, more candidates applying for every job, and a greater need for hiring managers to do more while working remote.

Me in 3 has also created a tool that helps organizations reach their **Diversity and Inclusion** goals like no other solution on the market. What better way to find diversity in your candidate pool than by seeing and hearing your candidates early in the process?

Don't just take our word for it - See Me in 3 in action

Check out this short highlight reel from some actual Me in 3 job seekers applying for jobs.



It's time to change the hiring process, forever.
It's time for Me in 3.

Thank you for your interest and consideration. We hope you will join us in changing the way hiring is done, forever!

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We hate the way hiring is done today. So, Me in 3 developed an online SaaS platform which allows job seekers to create a video profile to be submitted to potential job creators when applying for a job. Job creators are able to get to know their candidates early in the screening process by viewing a 3 minute (or less) video. Job seekers can tell their story and stand out from the crowd!

Where will your company be in 5 years? ⌄

In 5 years, we hope to have literally changed the way hiring is done. We hope to have built a massive community of job seekers and job creators, and hope to be generating significant revenue by charging for premium services. We have big plans, and hope to have achieved in Y5 $35MM in EBITDA and $63MM in Revenue. These are future looking projections and are not guaranteed.

Why did you choose this idea? ⌄

Hiring managers need a way to see personality and passion (soft skills) when screening candidates. Now they can get to know their candidates early in the process which allows them to find the right people faster. Job seekers need a way to stand out from the stack of resumes. Now they can tell their story. They can be seen, and heard!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

2020 has provided the world with a number of significant challenges. It's also created an even greater need for the Me in 3 platform. With the COVID 19 pandemic, there are more job seekers looking for jobs, more candidates applying for every job, and a greater need for hiring managers to do more while working remote. The evolution of technology has made the creation of video more available to everyone. Job Boards have made it easier for large numbers of applicants to apply for jobs.

How far along are you? What's your biggest obstacle? ⌄

The concept was researched, designed, developed and run through beta testing period. We currently have over 7,000 users on the platform and continue to grow. Or largest obstacle is raising capital to invest in sales and marketing which will help us grow at an even faster pace.

Who competes with you? What do you understand that they don't? ⌄

There are a number of indirect competitors who sell to large companies and focus on enterprise level, expensive solutions for interviewing. These companies do not focus on the screening stage and are extremely expensive in comparison to Me in 3. Me in 3 is designed for small to medium companies, is easy to use and includes both free and premium levels of subscription.

How will you make money? ⌄

Basic accounts are free to small users or those wishing to try the service out. Teams features which allow hiring teams to collaborate in the hiring process are available for $50 per user per month. Enterprise licenses are available to staffing agencies and recruiters who can search videos to find the right candidates.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The inability to scale quickly could be problematic due to not having achieved sufficient market share in the event a large software company decided to enter the space. Fortunately this issue is mostly addressed by having appropriate marketing budgets. It is also more likely that a large company would seek to acquire us rather than self build.



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